FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

   1    Translation of letter to the Buenos Aires Stock Exchange dated March 30, 2017

TRANSLATION
Autonomous City of Buenos Aires, March 30, 2017

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Memorandum of Understanding between YPF, PAE, TOTAL and WIAR

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations.

In that regard, please be informed that a Memorandum of Understanding was signed between Pan American Energy LLC (Argentina branch) ("PAE"), Total Austral S.A. (Argentina branch) ("TOTAL"), Wintershall Energía S.A. ("WIAR") and YPF S.A. ("YPF" and collectively, the "Parties"), for which approval for the following will be requested from the applicable authority:

(i)
the division of the Aguada Pichana area into two new "Aguada Pichana East" ("APE") and "Aguada Pichana West" ("APO") areas with an area of 761  km2 (629 km2 net perforations) and 604 km2 (443 km2 net perforations), respectively;

(ii)	the combination of the Aguada de Castro ("ACA") area, which has an area of 163 km2, with the new APO area. Both areas combined will have a total area of 767 km2;
(iii)
in both cases, a Non-Conventional Hydrocarbon Exploitation Concession will be requested, led by each of the Parties in the areas. To this end, the Parties will propose an investment project of U.S.$300 million for APE and U.S.$200 million for APO and ACA; and

(iv)	the granting of the benefits provided in Resolution No. 46-E/2017 of the Ministry of Energy and Mining.

If approval is granted, APE will be operated by TOTAL and APO and ACA will be operated by PAE.

YPF's current participation is 27.27% in the Aguada Pichana area and 50% in the Aguada de Castro area.

The Memorandum of Understanding contemplates the modification of the participating interest of YPF on the following terms:

-	In the APE area, YPF's participation will be 22.50%, which implies in respect of its current participation the sale of a 4.77% participating interest (equivalent to 30 km2 net perforations).

-
In the combined APO and ACA area, YPF's participation will be 30%, which implies in respect of its current participation the same participation in APO and a sale of a 12.58% participating interest in ACA (equivalent to 20.5 km2 net perforations).

Notwithstanding the changes in the participating interest in APE, all existing assets, including the production of existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified in terms of the participation of the Parties.

In the event the corresponding approvals are obtained and definitive agreements are signed, subject to the fulfillment of certain conditions precedent, this will allow YPF to receive the sum of U.S.$52.3 million for the aforementioned transfer of participating interests.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: March 31, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer